U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[X] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b)


FORM 4

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1.  Name and Address of Reporting Person

    Sunrise Partners L.L.C.
    2 American Lane
    Greenwich, Connecticut 06836

2.  Issuer Name and Ticker Trading Symbol

    InterTAN, Inc. (ITN)

3.  IRS or Social Security Number of Reporting Person (Voluntary)

4.  Statement for (Month/Day/Year)

    1/99

5.  If Amendment, Date of Original (Month/Year)

6.  Relationship of Reporting Person to Issuer (Check all applicable)

    [ ] Director
    [ ] Officer (give title below)
    [ ] Chairman
    [x] 10% Owner
    [ ] Other (specify below)

7.  Individual or Joint/Group Filing (Check applicable line)

    [x] Form filed by one Reporting Person
    [ ] Form filed by more than one Reporting Person


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Table I  Non-Derivative Securities Acquired, Disposed of, or
Beneficially Owned


1.  Title of Security (Instr. 3)


2.  Transaction Date (Month/Day/Year)


3.  Transaction Code (Inst. 8)

    Code

    V

4.  Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)


5.  Amount of Securities Beneficially Owned at End of Month (Instr. 3
    and 4)


6.  Ownership Form: Direct (D) or Indirect (I) (Instr. 4)


7.  Nature of Indirect Beneficial Ownership (Instr. 4)


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.









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Table II  -Derivative Securities Acquired, Disposed of, or
Beneficially Owned (e.g. puts, calls, warrants, options, convertible securities)

1.  Title of Derivative Security (Instr. 3)

    9% Convertible Subordinated Debentures

2.  Conversion or Exercisable Price of Derivative Security

    118.731 shares of common stock per CDN$1,000 principal

3.  Transaction Date (Month/Day/Year)

    January 27, 1999

4.  Transaction Code (Instr. 8)

    Code S
    V

5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

    (A)
    (D)  CDN$2,314,000 principal amount

6.  Date Exercisable and Expiration Date (Month/Day/Year)

    Date Exercisable: Immediately
    Expiration Date:8/30/00

7.  Title and Amount of Underlying Securities (Instr. 3 and 4)

    Title: Common Stock
    Amount or Number of Shares: 274,744

8.  Price of Derivative Security (Inst. 5)

    CDN$2,237,651.96

9.  Number of Derivative Securities Beneficially Owned at End of Month
    (Instr. 4)

    CDN$10,000,000 principal amount

10. Ownership Form of Derivative Security:  Direct (D) or Indirect (I)
    (Instr. 4)

    D

11. Nature of Indirect Beneficial Ownership (Instr. 4)

    Not applicable.

Explanation of Responses:

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** Intentional misstatement or omissions of facts constitute Federal
Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

       SUNRISE PARTNERS L.L.C.

       By: Dawn General Partner Corp., as Manager


       By:     /s/ Michael J. Berner        February 3, 1999
          Michael J. Berner, Vice President

         **Signature of Reporting Person       Date










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